July 17, 2013

Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

VIA EDGAR

Re: Lender Processing Services, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed February 25, 2013

File No. 001-34005

Dear Mr. Mew,

This letter responds to the comments set forth in the Staff’s letter dated June 18, 2013 to me regarding Lender Processing Services, Inc.’s (“LPS” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2012. For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below each comment:

Form 10-K for the fiscal year ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 40 and 41

1.	The audit reports do not include a signature. Please confirm to us that you received a signed report from KPMG, LLP. Refer to Rule 302 of Regulation S-T.

Response

We confirm that we received manually signed signature pages for both the “Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting” and the “Report of Independent Registered Public Accounting Firm on Financial Statements” from KPMG, LLP prior to filing, on February 25, 2013, our Form 10-K for the fiscal year ended December 31, 2012, as required by Rule 302 of Regulation S-T.

Note (13) Long-Term Debt, page 64

2.	Please disclose the amount of retained earnings that is restricted or free of restriction for the payment of dividends to your stockholders. Refer to Rule 4-08(e) of Regulation S-X. Provide the disclosure required under ASC 944-505-50, as applicable.

Response – Rule 4-08(e) of Regulation S-X

In accordance with Rule 4-08(e)(1) of Regulation S-X, which requires disclosure of the most significant restrictions on the payment of dividends by the Company, indicating their source, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions, the amount of retained earnings that is free of restriction for the payment of dividends to our stockholders is governed by certain covenants contained in our credit facilities and the indenture (the “Indenture”) governing our 5.75% senior notes due 2023.

Under our credit facilities, we are generally permitted to pay an annual dividend of up to $40.0 million per year. The Company may also be permitted to pay an additional dividend, the amount of which is dependent on the pro forma leverage ratio, as defined, giving effect to the proposed additional dividend on a pro forma basis. Under the calculation, if the Company’s pro forma leverage ratio is less than 2.00:1.00, the amount of retained earnings available for an additional dividend is unrestricted under our credit facilities. If, however, the pro forma leverage ratio is greater than 2.00:1.00 but less than the target ratio, as defined, the amount of retained earnings available for an additional dividend is computed as the sum of (i) 50% of consolidated net income, as defined, generated since July 1, 2011, plus (ii) 100% of the net cash proceeds received by the Company since August 18, 2011 from the issuance of certain equity interests, as defined, plus (iii) an additional aggregate $300 million exclusion over the life of the credit facilities, minus (iv) the aggregate amount of certain investments outstanding at such time or any restricted payments, as defined, made prior to such time. As of December 31, 2012, the total amount of dividend that was allowable under the credit facilities was $405 million.

Under the Indenture, we may not make certain restricted payments, including payments of dividends or distributions on our common stock, in excess of an amount generally equal to the sum of (i) 50% of consolidated net income, as defined, generated since July 1, 2008, plus (ii) a $40 million annual exclusion, plus (iii) an additional aggregate $75 million exclusion over the life of the notes. As of December 31, 2012, the total amount of dividend that was allowable under the Indenture was $255 million.

As a result of the foregoing, as of December 31, 2012, the maximum amount of retained earnings available for distribution totaled $255 million and was limited by the terms of the Indenture as our credit facilities permitted a larger dividend amount. Therefore, approximately $439 million of our consolidated retained earnings balance, which totaled $694 million, was restricted and not currently available for the payment of stockholder dividends. It should be noted that since July 2, 2008, our Board of Directors has declared regular quarterly dividends of $0.10 per common share, which have not exceeded $40.0 million in the aggregate in any of the years during the period 2008 through 2012.

In future periodic filings, the Company proposes adding the disclosure set forth below to its debt footnote. This disclosure provides additional detail on the Indenture restriction because it is more meaningful than the credit facilities restriction, although the Company would add additional detail on the latter if in the future it became the more stringent restriction.

“The amount of dividends the Company is able to declare and pay to its stockholders is restricted by certain covenants contained in the indenture governing our notes. Under the indenture, we may not make certain restricted payments, including payments of dividends or distributions on our common stock, in excess of an amount generally equal to the sum of (i) 50% of consolidated net income generated since July 1, 2008, plus (ii) a $40 million annual exclusion, plus (iii) an additional aggregate $75 million exclusion over the life of the notes. As a result of this restriction, as of December 31, 2012, of our $694 million consolidated retained earnings balance, approximately $255 million was available for the payment of stockholder dividends. Our credit facility also contains a limit on the payment of permissible dividends, the amount of which is significantly in excess of the amount available under the indenture.”

Response – ASC 944-505-50

Our insurance subsidiary, National Title Insurance of New York Inc. (“NTNY”), is domiciled in New York which imposes certain restrictions on NTNY’s ability to pay dividends to the Company. These restrictions are based in part on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or “extraordinary” dividends, are subject to approval by the insurance commissioner of New York.

In accordance with the insurance laws applicable to NTNY, “No such corporation shall declare or pay any cash or property dividend to shareholders which, together with all such dividends declared or paid by it during the next preceding twelve months, exceeds ten percent of its then outstanding capital shares unless, after deducting such dividends, it has a surplus to policyholders at least equal to fifty percent of its reinsurance reserve or a surplus at least equal to fifty percent of the minimum capital required of such insurer to transact the business of title insurance, whichever shall be greater. For the purpose of this section, “surplus” means the amount of the insurer’s admitted assets in excess of (i) all of its liabilities, including its reinsurance reserve, and (ii) its outstanding capital shares.”

As of December 31, 2012, NTNY exceeded all such required minimum capital and surplus levels, and, with pre-notification to the New York Department of Insurance, has the statutory ability to pay dividends of up to $11.3 million.

In future periodic filings, the paragraph in the Company’s debt footnote, which currently reads “LPS has no independent assets or operations and our subsidiaries’ guarantees are full and unconditional and joint and several. There are no significant restrictions on the ability of LPS or any of the subsidiary guarantors to obtain funds from any of our subsidiaries other than National Title Insurance of New York, Inc. (“NTNY”), our title insurance underwriter subsidiary, by dividend or loan. NTNY is statutorily required to maintain investment assets backing its reserves for settling losses on the policies it issues, and its ability to pay dividends or make loans is limited by regulatory requirements” will be expanded to read “LPS has no independent assets or operations and our subsidiaries’ guarantees are full and unconditional and joint and several. There are no significant restrictions on the ability of LPS or any of the subsidiary guarantors to obtain funds from any of our subsidiaries other than National Title Insurance of New York, Inc. (“NTNY”), our title insurance underwriter subsidiary, by dividend or loan. NTNY is statutorily required to maintain investment assets backing its reserves for settling losses on the policies it issues, and its ability to pay dividends or make loans is limited by regulatory requirements. As of December 31, 2012, NTNY had statutory capital and surplus of $38.8 million and it had the statutory ability to pay dividends of up to $11.3 million.”

Note (15) Employee Benefit Plans, page 71

Stock Option Plans, page 71

3.	We note you continue to use the simplified method in determining the expected life of options. Please explain to us why you believe you still do not have sufficient historical share option exercise experience to estimate expected term and why the simplified method is appropriate in your situation. Refer to SAB Topic 14:D.2.

Response

In determining the appropriate expected life to be assigned to options granted, we considered the Staff’s comments and guidance provided in Question 6 of SAB Topic 14.D.2. We have reviewed and confirmed that the Company’s stock option grants meet the definition of “plain-vanilla” stock options, as defined by SAB 107. For estimating the expected term, in accordance with SAB 107 as amended by SAB 110, we used the simplified method for valuing the Company’s stock options because we determined that we did not have historical option exercise data to provide a reasonable basis upon which to estimate an expected term.

The utilization of the simplified method for options granted subsequent to our spin-off from Fidelity National Information Services, Inc. on July 2, 2008 (the “Spin”) is a topic that we continually re-evaluate for each new equity grant. As indicated in our Form 10-K for the year ended December 31, 2012, we do not believe that we had sufficient historical option exercise data to provide a reasonable basis upon which to estimate the term of our stock option grants due to the following factors:

•	From the Spin through December 31, 2012, approximately 2.18 million options have been exercised. Of the options exercised, approximately 93%, or 2.03 million options, were granted prior to the Spin.

•	The options granted prior to the Spin have a much lower weighted average exercise price compared to the weighted average exercise price of options granted subsequent to the Spin.

•

From the Spin through December 31, 2012, approximately 8.23 million options have been granted. Of the post-Spin options granted, 59%, or 3.58 million options, were exercisable after having met the required service vesting period at December 31, 2012.

•

Of the 8.23 million options granted subsequent to the Spin noted above, less than 2.0% had actually been exercised as of December 31, 2012 representing less than 5% of all post-Spin exercisable options.

Based on these factors, the pattern of options exercised following the Spin was not deemed to be a reliable indicator of future exercise behavior for stock options granted after the Spin. As a result, we continued to utilize the simplified method for determining the expected term of stock options granted through the fiscal year ended December 31, 2012.

Note (19) Consolidating Financial Information, page 77

4.	Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by you or advise us of the basis of your presentation. Please note a subsidiary guarantor only qualifies for relief under Rule 3-10 of Regulation S-X if it is 100% owned. For a non-corporate subsidiary, all interests must be owned by the parent. Please refer to paragraph (h) of Rule 3-10 of Regulation S-X. In this regard, please also revise your accounting policy as to the principles of consolidation to describe the principles you follow in determining the inclusion or exclusion of subsidiaries. Refer to Rule 3A-03 of Regulation S-X.

Response

We confirm that the guarantor subsidiaries are all 100% owned by the Company. As such, the second paragraph of footnote 19 “Consolidating Financial Information”, which currently states “The Parent Company conducts virtually all of its business operations through its Subsidiary Guarantors and Other Subsidiaries. Accordingly, the Parent Company’s main sources of internally generated cash are dividends and distributions with respect to its ownership interests in the subsidiaries, which are derived from the cash flow generated by the subsidiaries”, will be updated in future periodic filings to state “The Parent Company conducts virtually all of its business operation through its Subsidiary Guarantors and Other Subsidiaries, all of which are wholly-owned subsidiaries of the Company. Accordingly, the Parent Company’s main sources of internally generated cash are dividends and distributions with respect to its ownership interests in the subsidiaries, which are derived from the cash flow generated by the subsidiaries”.

Additionally, our “Principles of Consolidation and Basis of Presentation” included in note 2 of our significant accounting policies will be updated in future periodic filings to state “The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of LPS and our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

* * * * * * * * * * *

In connection with the responses above, the Company acknowledges that

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please feel free to contact me at (904) 854-8762.

Sincerely,

/s/ Thomas L. Schilling

Thomas L. Schilling

Executive Vice President and Chief Financial Officer